ISSUER FREE WRITING PROSPECTUS

RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED FEBRUARY 11, 2015

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-197517

KB HOME

$250,000,000 7.625% Senior Notes due 2023

Final Pricing Term Sheet

February 11, 2015

This Final Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	KB Home

Securities:	7.625% Senior Notes due 2023 (“Notes”)

Amount:	$250,000,000

Coupon (Interest Rate):	7.625%

Yield to Maturity:	7.625%

Spread to Benchmark Treasury:	572 bps

Benchmark Treasury:	UST 1.750% due May 15, 2023

Scheduled Maturity Date:	May 15, 2023

Public Offering Price:	100.000%

Gross Proceeds:	$250,000,000

Underwriting Discount:	1.000% of principal amount

Payment Dates:	May 15 and November 15 of each year, commencing on May 15, 2015

Record Dates:	May 1 and November 1 of each year

Redemption	The Notes will be redeemable, in whole at any time or from time to time in part, at the Issuer’s option on any date of redemption (each, a “Redemption Date”). Prior to November 15, 2022 (the date that is six months prior to the maturity of the Notes), the redemption price for the Notes to be redeemed will be equal to the greater of:

(a) 100% of the principal amount of the Notes to be redeemed on that Redemption Date, and

(b) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the applicable Redemption Date), discounted to such Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 50 basis points, plus, in the case of both clause (a) and (b) above, accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such Redemption Date.

On or after November 15, 2022 (the date that is six months prior to the maturity of the Notes) and until maturity, the redemption price for the Notes to be redeemed will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, such Redemption Date.

Change of Control Triggering Event:	Upon a change of control triggering event, the Issuer will be required to make an offer to repurchase all outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the repurchase date.

CUSIP	48666KAV1

ISIN:	US48666KAV17

Distribution:	SEC Registered (Registration No. 333-197517)

Listing:	None

Expected Ratings (Moody’s/S&P/Fitch):*	B2/B/B+

Trade Date:	February 11, 2015

Settlement Date:	February 17, 2015 (T+3)

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The Issuer has filed a Registration Statement (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that Registration Statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained by contacting Credit Suisse at the following address: Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, e-mail: newyork.prospectus@credit-suisse.com, emailing or calling BofA Merrill Lynch at dg.prospectus_requests@baml.com (tel: 1-800-294-1322), Citigroup at the following address: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, email: prospectusdept@citi.com (tel: 800-831-9146) or Deutsche Bank Securities at the following address: Attention: Prospectus Group, 60 Wall Street, New York, New York 10005, e-mail: prospectus.CPDG@db.com (tel: 800-503-4611).

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